FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AUG 2 2002

333-13576
P.E.
8/1/02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

1 – HOLMES FINANCING (No 4) PLC
2 – HOLMES FUNDING LIMITED –01
3 – HOLMES TRUSTEES LIMITED –02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ... X ... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No .. X ...

PROCESSED

AUG 1 6 2002

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated 2nd August, 2002

By _____

P J Lott (Authorised Signatory)

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	30,723	29,643
Interest receivable - Cash deposits	.	.
	30,723	29,643
Interest payable - Notes	(30,723)	(29,643)
Interest payable		
	(30,723)	(29,643)
Net operating income	.	-
Other income	42	42
Operating expenses	(42)	(42)
Profit on ordinary activities before taxation	.	.
Taxation	-	-
Profit on ordinary activities after taxation	.	.
Dividend	-	-
Retained profit brought forward	.	-
Retained profit carried forward	.	-

Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Loans to Funding		2,717,000
Current assets		
Sundry debtors	22	
Cash at bank	12	
	34	
Creditors: Amounts falling due within one year		
Sundry creditors	21	
	21	
Net current assets		13
Total assets less current liabilities		2,717,013
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		(2,717,000)
Net assets		13
Capital and reserves		
Share capital		13
Reserves		-
		13

Holmes Financing (No. 4) PLC
Notes Outstanding
Period ended 15 July 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa		Aaa
S&P current rating	AAA	AAA	AAA	AAA		AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA		AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3			Aa3
S&P current rating	AA	AA	AA			AA
Fitch Ratings current rating	AA	AA	AA			AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa3			Baa2
S&P current rating	BBB	BBB	BBB			BBB
Fitch Ratings current rating	BBB	BBB	BBB			BBB

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3	
Moody's current rating			Ba2	Ba2	Ba2	
S&P current rating			BB	BB	BB	
Fitch Ratings current rating			BB	BB	BB	

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
	$	£	£	$		CHF
Initial note balance	1,050,000,000	800,000,000	550,000,000	410,000,000		850,000,000
Previous quarter's note principal	1,050,000,000	800,000,000	550,000,000	410,000,000		850,000,000
Note redemptions	-	-	-	-		-
Outstanding note principal	1,050,000,000	800,000,000	550,000,000	410,000,000		850,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
	$	£	$			£
Initial note balance	36,500,000	35,800,000	34,500,000			11,000,000
Previous quarter's note principal	36,500,000	35,800,000	34,500,000			11,000,000
Note redemptions	-	-	-			-
Outstanding note principal	36,500,000	35,800,000	34,500,000			11,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
	$	£	$			£
Initial note balance	54,500,000	53,800,000	49,500,000			19,000,000
Previous quarter's note principal	54,500,000	53,800,000	49,500,000			19,000,000
Note redemptions	-	-	-			-
Outstanding note principal	54,500,000	53,800,000	49,500,000			19,000,000

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3	
			£	€	$	
Initial note balance			30,000,000	27,000,000	5,000,000	
Previous quarter's note principal			30,000,000	27,000,000	5,000,000	
Note redemptions			-	-	-	
Outstanding note principal			30,000,000	27,000,000	5,000,000	

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Note interest margins	19	N/A	23	29		N/A
Step up dates	16/07/2006	16/07/2006	16/07/2006	16/07/2006		16/07/2006
Step up margins	38	48	46	46		36

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Note interest margins	39	40	44			43
Step up dates	16/07/2006	16/07/2006	16/07/2006			16/07/2006
Step up margins	78	80	88			86

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Note interest margins	120	145	130			150
Step up dates	16/07/2006	16/07/2006	16/07/2006			16/07/2006
Step up margins	220	245	230			250

			Series 3 Class D1	Series 3 Class D2	Series 3 Class D3	
Note interest margins			475	450	450	
Step up dates			16/07/2006	16/07/2006	16/07/2006	
Step up margins			575	550	550	

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/10/2002

Liquidity facility limit	£	25,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	25,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	262,046	241,365
Interest receivable - Cash Deposits	2,980	2,382
	265,026	243,747
Interest payable - Mortgages	(262,046)	(241,365)
Interest payable - Cash Deposits	(2,980)	(2,382)
	(265,026)	(243,747)
Net operating income	-	-
Fees receivable	3,109	2,336
Fees payable	(3,109)	(2,336)
Operating expenses	(3,659)	(3,582)
Provision charges	(1,631)	(178)
Other income	5,290	3,760
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,637,709
Current assets		
Bank interest receivable	546	
Cash at bank	183,447	
Amounts due from Funding	93,024	
	277,016	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(745,122)	
Sundry creditors	(22)	
	(745,144)	
Net current assets		(468,128)
Total assets less current liabilities		17,169,581
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(6,201,065)
Funding share of mortgage loans		(10,968,516)
Net assets		0
Capital and reserves		
Share capital (£2)		0
Reserves		0
		0

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	145,262	132,858
Interest receivable - Cash Deposits	9,719	2,486
	154,981	135,344
Interest payable - inter-company loans	(132,756)	(128,013)
Interest payable - Start up loans	(656)	(624)
	(133,412)	(128,637)
Net operating income	21,569	6,707
Other income	3,926	3,102
Operating expenses	(6,111)	(5,211)
Deferred consideration	(20,592)	(4,566)
Profit/(loss) on ordinary activities before taxation	(1,209)	32
Taxation	(7)	(17)
Profit/(loss) on ordinary activities after taxation	(1,216)	15
Dividend	-	-
Retained profit/(loss) brought forward	(2,862)	(2,877)
Retained profit/(loss) carried forward	(4,079)	(2,862)

Holmes Funding Limited
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset Investments		
Beneficial Interest in Trust mortgage portfolio		10,968,516
Current assets		
Deferred expenditure (costs of securing)	24,666	
Cash at bank:		
Reserve funding	185,000	
Transaction account	2,284	
Funding GIC account	36,349	
	248,299	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	97,803	
Interest payable accrual	4,246	
Amounts due to Trustee	93,024	
Sundry creditors	939	
Taxation	16	
	196,028	
Net current assets		52,271
Total assets less current liabilities		11,020,787
Creditors: Amounts falling due after more than one year		
Inter-company loans		(10,968,516)
Start up loans		(56,350)
Net assets		(4,079)
Capital and reserves		
Share capital (£2)		
Reserves		(4,079)
		(4,079)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 July 2002

	£'000	£'000
Balance on cash accumulation ledger	Nil	
Available credit enhancement		
First reserve fund at closing	185,000	
Initial closing first reserve funds	154,310	
Drawings to make bullet repayment	-	
Other drawings	-	
Transfers from revenue receipts	30,690	
Closing first reserve balance	185,000	
Target first reserve funds	185,000	

Principal deficiency ledger	AAA	BBB
Opening PDL balance	Nil	Nil
Losses this quarter	-	-
PDL top up from revenue Income	-	-
Closing PDL balance Nil	Nil	Nil

Start up loan outstanding

	£'000	
Initial balance	26,250	
Initial closing outstanding	13,000	
Second start up loan	13,250	
Third start up loan	17,500	
Fourth start-up loan	7,500	
Fifth start up loan	5,100	
Accrued interest	4,246	
Repayments made	-	
Closing balance	60,596	

Liquidity facility

	£'000	
Liquidity facility limit	25,000	
Liquidity facility drawn	-	
Liquidity facility available	25,000	